Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 8 DATED DECEMBER 3, 2013
TO THE PROSPECTUS DATED MAY 6, 2013

This Supplement No. 8 supplements, and should be read in conjunction with, our prospectus dated May 6, 2013 as supplemented by Supplement No. 1 dated June 14, 2013, Supplement No. 2 dated August 13, 2013, Supplement No. 3 dated September 19, 2013, Supplement No. 4 dated October 2, 2013, Supplement No. 5 dated October 16, 2013, Supplement No. 6 dated November 14, 2013 and Supplement No. 7 dated November 15, 2013. The purpose of this Supplement No. 8 is to disclose:

•	the status of our initial public offering; and

•	a summary of our investment.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of December 2, 2013, we received and accepted subscriptions in our offering for 1.4 million shares, or $13.3 million, including 0.2 million shares, or $2.0 million, sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of December 2, 2013, 164.4 million shares remained available for sale under our offering. Our primary offering is expected to terminate on or before May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Summary of Our Investment
As of the date hereof, we own one participation interest in a senior loan. We, through a subsidiary of our operating partnership, purchased an aggregate of $9.5 million pari passu participation interest, or the participation, in a $25.5 million senior loan, or the senior loan, from an affiliate of our sponsor. We will purchase additional amounts of the senior loan, from time to time, as additional capital is raised until we own the entire senior loan.
The senior loan was originated on August 22, 2013 by an affiliate of our sponsor. The participation was purchased at our sponsor's cost basis and was approved by our board of directors, including all of our independent directors, in accordance with our conflicts of interest policy. In connection with the purchase, we and an affiliate of our sponsor entered into a participation agreement which, among other things, provides us with certain approval and consent rights with respect to the senior loan.
The senior loan is secured by a 264-unit, class-A multifamily property, or the property, located in Savannah, Georgia. The property was constructed in 2009 and is located approximately 10 miles from downtown Savannah, in close proximity to major transportation routes and regional employers. The borrower and its affiliates have extensive commercial real estate experience, and currently own and manage over 11,000 multifamily units throughout the southeastern United States.
The senior loan bears interest at a floating rate of 6.30% over the one-month London Interbank Offered Rate, or the LIBOR rate, but at no point shall the LIBOR rate be less than 0.25%, resulting in a minimum interest rate of 6.55% per annum. We will earn a fee equal to 1.0% of the outstanding principal amount of the participation at the time of repayment. The participation is currently unlevered and we intend to finance the participation on a credit facility in the future.
The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the borrower paying a fee equal to (i) 0.25% of the amount being extended for the first extension option and (ii) 0.50% of the amount being extended for the second extension option. The senior loan may be prepaid at any time during the first 18 months, provided the borrower pays an amount equal to the greater of (i) the remaining interest due on the amount prepaid through month 18 and (ii) 1.0% of the amount prepaid. Thereafter, the senior loan may be prepaid in whole or in part without penalty. We will receive our pro rata share of any extension or prepayment fees paid by the borrower.
The property’s loan-to-value ratio, or the LTV ratio, was approximately 83% at the time of origination. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at origination.

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